

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

BEST AVAILABLE COPY

February 21, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-21-2007

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated December 21, 2006

Dear Mr. Larkins:

This is in response to your letters dated December 21, 2006 and January 31, 2007 concerning the shareholder proposal submitted to Honeywell by SEIU Master Trust. We also have received a letter from the proponent dated January 22, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, NW
Washington, DC 20005



07045821

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

RECEIVED
2006 DEC 27 AM 8:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

December 21, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by the Service Employees International Union

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareowner proposal and statement of support submitted by the Service Employees International Union (the "Proponent") for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2007 proxy materials. We are sending a copy of this letter to the Proponent as formal notice of Honeywell's intention to exclude the Proposal from its 2007 proxy materials.

The Proposal states:

"RESOLVED, that shareholders of Honeywell International Inc. ('Honeywell') urge the board of directors to adopt a policy requiring disclosure to shareholders in the proxy statement of the material terms of all relationships between (a) each director nominee deemed to be "independent" within the standards of section 303A.02 of the New York Stock Exchange's ('NYSE's') Listing Standards, and (b) Honeywell or any of its executive officers, that were considered by the board and/or the Corporate Governance and Responsibility Committee in determining whether such nominee is independent, regardless of whether the relationship is required to be disclosed pursuant to Item 404 of

> the SEC's Regulation S-K. No disclosure shall be required with respect to transactions that are amounts due from a nominee for purchases made subject to usual trade terms, for ordinary travel and expense payments, and for other transactions in the ordinary course of business."

Reason for Excluding the Proposal. It is our opinion that the Proposal is excludable because it has already been "substantially implemented."

The Company Has Already Substantially Implemented the Proposal.

Honeywell believes that the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) *only* where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Exchange Act Rel. No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more flexible, interpretation in 1998. See Exchange Act Rel. No. 40018 (May 21, 1998). And, it is well established in Staff no-action letters that a company may exclude a proposal under Rule 14a-8(i)(10) so long as the company's actions satisfactorily address the concerns underlying the proposal. See, e.g. Masco Corporation (May 29, 1999).

In 1982, the SEC adopted Regulation S-K Item 404 to address disclosure of related-party transactions between a public company reporting with the SEC and its directors, nominees for director, executive officers, significant shareholders, and the immediate family members of each of those groups. On August 29, 2006, the SEC adopted changes to Item 404 and implemented new Regulation S-K Item 407. See Securities Act Rel. No. 8732A (Aug. 29, 2006) (the "Adopting Release").

The SEC stated in the Adopting Release that the purpose of the disclosure requirement set forth in Item 404 "remains unchanged," but that the amendments "streamline and modernize this disclosure requirement, while making it more principles-based" and "clearer and easier to follow." New Item 407(a)(3), however, requires for the first time, for each director or nominee identified as independent, a description – by specific category or type – of any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors of a public company in determining whether the applicable independence standards were met with respect to that director or nominee. Instruction 3 to Item 407(a)(3) goes on to require that

> "[t]he description of the specific categories or types of transactions, relationships or arrangements required by paragraph (a)(3) of this Item [407] must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements."

As a December 31 fiscal-year end company, Honeywell is required to comply with amended Item 404(a) and new Item 407, and will provide the disclosures required by those rules, in our Annual Report on Form 10-K for 2006 and our 2007 Proxy Statement. Finally, as a NYSE-listed company, NYSE Section 303A.02 requires us to disclose in our Proxy Statement the "basis" for our Board's independence determinations, including any determination that a director's relationship is not material. Honeywell's prior proxy disclosures have, and its future proxy disclosures will, comply with both the letter and the intent of the disclosure standards regarding director independence and related party transactions.

In our view, taken together, Items 404(a) and 407(a)(3) and NYSE *Section* 303A.02 require the Company to make disclosures that satisfactorily address the concerns raised by the Proposal within the meaning of Rule 14a-8(i)(10), as determined by the SEC itself.

Item 404(a) calls for disclosure of specified important terms of "transactions" that exceed $120,000, and Instruction 2 to Item 404(a) provides that, "[f]or purposes of paragraph (a) of this Item, a transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships." In the case of financial relationships involving more than $120,000, the SEC has specifically set forth both those terms of the relationship that must be disclosed to investors, as well as a general requirement in Item 402(a)(6) to disclose "[a]ny other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the particular circumstances of the particular transaction."

Where the board's consideration of the independence of a director or nominee is at issue, Item 407(a)(3) requires greater disclosures regarding relationships than does Item 404(a). Item 407(a)(3) applies to "any transactions, relationships or arrangements" not disclosed under Item 404(a), and Instruction 3 requires a description of the "specific categories or types" of transactions, relationship or arrangements that were considered by the board in determining director independence "in such detail as is necessary to fully describe the nature of the . . . transactions, relationship or arrangements." Finally, NYSE Section 303A.02 takes a somewhat similar approach by requiring disclosures of the considerations that formed the basis for the board's independence determinations, including by reference to certain "categorical standards" adopted by the board.

The Proponent may argue that the SEC's and the NYSE's disclosure requirements might not in a given case go as far as the independence consideration disclosures requested by the Proposal because those requirements would not require disclosure of the material terms of all relationships between each director nominee deemed to be independent and the Company or its executive officers. As detailed in the Adopting Release, the SEC carefully weighed whether to adopt a more stringent independence consideration disclosure standard and determined not to do so. The SEC proposed that Item 407(a)(3) should require disclosure of the "specific details" of each such transaction, relationship, or arrangement. In response to commentators' concerns that the proposal could be read as calling for "extensive detail," the SEC determined that disclosure

of the categories or types of transactions, relationships or arrangements considered by the board would provide an appropriate level of detail to investors.

There is clear precedent for this analysis under the Rule 14a-8(i)(10) mootness exclusion as it relates to SEC disclosure requirements. In Eastman Kodak Company (Feb. 1, 1991), the Staff carefully analyzed for Rule 14a-8(i)(10) purposes a proposal requesting disclosure of the company's environmental fines in relation to the disclosure requirements of Item 103 of Regulation S-K. The proposal in Eastman Kodak Company requested full disclosure of all environmental fines, no matter how small, innocent, or otherwise immaterial. For its part, Item 103 only required disclosure of environmental proceedings "where monetary sanctions may exceed $100,000."

In granting Rule 14a-8(i)(10) relief in Eastman Kodak Company, the Staff specifically noted that the SEC in adopting Item 103 had already called for disclosure of "important" environmental proceedings; that such Item 103 disclosures where sufficient for an investor to "evaluat[e] [a registrant's] environmental compliance and [the] impact on the [registrant's operations]"; and that the SEC had therefore "allow[ed] omission of disclosure about immaterial government proceedings." Finally, the Staff noted with approval the company's position that, "because the Company discloses all fines [required to be disclosed by] Item 103, the information under the proposal (except for de minimis amounts) is currently available through [the company's public filings]."

In addition to Eastman Kodak Company, the Company's request is similar to other Rule 14a-8(i)(10) no-action letters where the Staff has concurred that a proposal may be excluded as moot due to the existence of regulatory requirements that require a public company to make disclosures regarding subjects addressed by the proposal. See, e.g., Honeywell International, Inc. (Feb. 14, 2005) (the Staff concurred that a proposal requesting that the Board establish a policy of expensing in our annual income statement the costs of all future stock options was excludable under Rule 14a-8(i)(10) where the Company was required to comply with revised Financial Accounting Standards Board 123). See, also, Pfizer Inc. (Feb. 15, 2005) (same).

For the foregoing reasons and consistent with the no-action letters identified above, Honeywell requests that the Staff confirm that it may omit the Proposal from its 2007 proxy materials pursuant to Rule 14a-8(i)(10).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2007 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Service Employees International Union
Attn: Steve Abrecht

#210383



November 13, 2006

Thomas F. Larkins
Vice President and Secretary
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

Also via Email: tom.larkins@honeywell.com

And via Facsimile: (973)455-4413

Dear Mr. Larkins:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2006 proxy statement of Honeywell International Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Honeywell shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org



RESOLVED, that shareholders of Honeywell International Inc. ("Honeywell") urge the board of directors to adopt a policy requiring disclosure to shareholders in the proxy statement of the material terms of all relationships between (a) each director nominee deemed to be "independent" within the meaning of section 303A.02 of the New York Stock Exchange's ("NYSE's") Listing Standards, and (b) Honeywell or any of its executive officers, that were considered by the board and/or the Corporate Governance and Responsibility Committee in determining whether such nominee is independent, regardless of whether the relationship is required to be disclosed pursuant to Item 404 of the SEC's Regulation S-K. No disclosure shall be required with respect to transactions that are amounts due from a nominee for purchases subject to usual trade terms, for ordinary travel and expense payments, and for other transactions in the ordinary course of business.

SUPPORTING STATEMENT

The listing standards of the NYSE, on which Honeywell's common stock is traded, require that listed company boards of directors and key committees satisfy certain independence requirements in order to ensure that boards effectively represent shareholder interests. Specifically, a majority of directors and all members of the audit, compensation, and governance/nominating committees must be independent.

The NYSE listing standard defines independence as the absence of a "material relationship" with the company; several bright-line tests describe relationships that disqualify a director from being considered independent. However, the listing standard gives boards substantial discretion in evaluating independence beyond those tests, urging that boards "broadly consider all relevant facts and circumstances." The basis for a board's determination that a relationship is not material must be disclosed in the proxy statement. (Section 303A.02, Listed Company Manual)

Honeywell classifies as independent five directors who serve as executive officers of companies with which Honeywell has business relationships: KB Home's CEO Bruce Karatz, Merck's President of US Human Health Bradley Sheares, Telefonos de Mexico's CEO Jaime Chico Pardo, United Parcel Service's CFO D. Scott Davis and Verizon's CEO Ivan Seidenberg. Honeywell's 2006 proxy statement explained that the board deemed the relationships not material because they involved "less than one quarter of one percent of the consolidated gross revenues" of the other companies in each of the past three years and because products and services were purchased or sold by Honeywell on the same terms and conditions as to non-related entities. However, the proxy statement does not provide shareholders with any other information about the relationships.

We believe that more specific disclosure would be beneficial to shareholders in light of the important committee posts occupied by these directors. Karatz, Sheares, and Seidenberg comprise half of the Management Development and Compensation committee, which sets executive pay. Davis serves on the audit committee. Karatz, Pardo, and Seidenberg serve on the Corporate Governance and Responsibility Committee—the very committee that makes recommendations to the full board regarding independence determinations—and Karatz is its chairman.

We urge shareholders to vote for this proposal.



RECEIVED
2007 JAN 25 PM 3:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 22, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Honeywell International Inc. to omit shareholder proposal submitted by the SEIU Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the SEIU Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Honeywell International Inc. ("Honeywell" or the "Company"). The Proposal requests that Honeywell's board adopt a policy requiring disclosure to shareholders in the proxy statement of the material terms of all relationships between (a) each director nominee deemed to be "independent" within the standards of section 303A.02 of the New York Stock Exchange's ("NYSE's") Listing Standards, and (b) Honeywell or any of its executive officers, that were considered by the board in determining whether such nominee is independent, regardless of whether the relationship is required to be disclosed pursuant to Item 404 of Regulation S-K. The Proposal contains a carve out for certain kinds of ordinary course transactions.

In a letter to the Commission dated December 21, 2006, Honeywell stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2007 annual meeting of shareholders. Honeywell claims that it has substantially implemented the Proposal because a newly-adopted Commission rule will, it asserts, require disclosure similar to that requested in the Proposal. As discussed more fully below, Honeywell has not met its burden of establishing substantial implementation because the disclosure required under the Commission's rules falls far short of what the Proposal urges. Accordingly, Honeywell's request should be denied.

<u>The Commission's New Disclosure Rules Do Not Substantially Implement the Proposal</u>

Honeywell contends that the Commission's revised disclosure rules around related party transactions and director independence, which will apply to Honeywell for the first time this spring, substantially implement the Proposal. New Item 407(a)(3) of Regulation S-K requires a registrant to do two things relevant to whether the Proposal has been substantially implemented:

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

2908.440rwa 9.05



- First, it requires the company to identify each director and nominee "that is independent under the independence standards applicable to the registrant under paragraph (a)(1) of this Item," including any applicable definitions of committee member independence.

- Second, for each director and nominee identified as independent, it requires the company to "describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) (§229.404(a)), or for investment companies, *Item* 22(b) of Schedule 14A (§240.14a-101 of this chapter), that were considered by the board of directors under the *applicable* independence definitions in determining that the director is independent" (emphasis supplied).

Thus, the disclosure required by Item 407(a)(3) is tied directly to the independence definition used by the company. Because Honeywell's stock is listed on the New York Stock Exchange ("NYSE"), paragraph (a)(1) of Item 407 states that it must use Honeywell's "definition of independence that it uses for determining if a majority of the board of directors is independent in compliance with the listing standards applicable to the registrant" in making the Item 407(a)(3) disclosure. According to Honeywell's most recent proxy statement, when making independence determinations, it uses the independence standards set forth in the NYSE listing standards and, in the case of audit committee members, the requirements set forth in the Commission's rules. Honeywell has not adopted its own categorical standards of materiality to guide these determinations. (See Definitive Proxy Statement of Honeywell International Inc. filed on Mar. 13, 2006.)

The NYSE listing standard defines independence as having "no material relationship with the listed company." (Listed Company Manual, section 303.02(a)) The listing standard also sets forth specific relationships, all of which involve the listed company, that disqualify a director from being considered independent. (Id. Section 303.02(b)) The SEC's Rule 10A-3 establishes independence criteria for audit committee members that, like the NYSE's listing standard, focuses exclusively on relationships between the nominee and the issuer.

By contrast, the Proposal seeks to elicit disclosure not only on relationships with the company but also on relationships with its executive officers. In evaluating the independence of a nominee, Honeywell's Corporate Governance and Responsibility Committee could consider a relationship between the nominee and a Honeywell executive officer, disclosure of which would not be required under Item 407(a)(3).

The Trust believes that relationships with *individual executive* officers can pose an equal or greater threat to independence than relationships with the company itself. For example, an internal investigation into option backdating at UnitedHealth found that William Spears, chairman of the board's compensation committee, had a personal financial relationship with CEO William McGuire, who benefited from the backdating. That relationship was not disclosed to shareholders. In the Trust's view, if a board considers such a relationship but decides it is immaterial and does not impair independence, that fact should be disclosed to shareholders. Item 407(a)(3) does not currently require that disclosure.

Further, the disclosure required by Item 407 is significantly less specific than that sought in the Proposal. Item 407(a)(3) calls for a description, "by specific category or type," and the instructions clarify that the description must contain "such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements." A description of a relationship's "nature" falls short of disclosing its material terms, which is the information sought by the Proposal.

Indeed, the difference is highlighted by the fact that the Commission initially proposed to require more specific disclosure regarding these relationships—the proposing release proposed disclosure of the "specific details" of each relationship—and that several commenters objected to that aspect of the proposal. While Honeywell points to this distinction as evidence that the current disclosure is an "appropriate level of detail," the substantial implementation inquiry does not turn on that question. Instead, it focuses on the gap between what the company is already doing and what the proposal seeks. Here, the extent of disclosure under Item 407(a)(3) and the Proposal differs enough that exclusion of the Proposal as substantially implemented would not be appropriate.

In sum, new Item 407(a)(3) of Regulation S-K does not substantially implement the Proposal. Item 407(a)(3) will not require Honeywell to disclose any relationships between director nominees and individual executive officers of Honeywell, nor will it compel disclosure of the specific terms of the relationships considered in determining independence, unless such disclosure is already required under Item 404 of Regulation S-K. Accordingly, Honeywell's request for a determination allowing exclusion of the Proposal should be denied.

* * * * *

If you have any questions or need additional information, please do not hesitate to call me at (202)730-7051. The Trust appreciates the opportunity to be of assistance in this matter.

Very truly yours,



Stephen Abrecht
Executive Director of Benefits

SA:TR:bh

cc: Thomas F. Larkins
Vice President, Corporate Secretary and Deputy General Counsel
Honeywell International Inc.
Fax: 973-455-4413

Honeywell

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

December 21, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by the Service Employees International Union

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareowner proposal and statement of support submitted by the Service Employees International Union (the "Proponent") for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2007 proxy materials. We are sending a copy of this letter to the Proponent as formal notice of Honeywell's intention to exclude the Proposal from its 2007 proxy materials.

The Proposal states:

"RESOLVED, that shareholders of Honeywell International Inc. ('Honeywell') urge the board of directors to adopt a policy requiring disclosure to shareholders in the proxy statement of the material terms of all relationships between (a) each director nominee deemed to be "independent" within the standards of section 303A.02 of the New York Stock Exchange's ('NYSE's') Listing Standards, and (b) Honeywell or any of its executive officers, that were considered by the board and/or the Corporate Governance and Responsibility Committee in determining whether such nominee is independent, regardless of whether the relationship is required to be disclosed pursuant to Item 404 of

> the SEC's Regulation S-K. No disclosure shall be required with respect to transactions that are amounts due from a nominee for purchases made subject to usual trade terms, for ordinary travel and expense payments, and for other transactions in the ordinary course of business."

Reason for Excluding the Proposal. It is our opinion that the Proposal is excludable because it has already been "substantially implemented."

The Company Has Already Substantially Implemented the Proposal.

Honeywell believes that the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Exchange Act Rel. No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more flexible, interpretation in 1998. See Exchange Act Rel. No. 40018 (May 21, 1998). And, it is well established in Staff no-action letters that a company may exclude a proposal under Rule 14a-8(i)(10) so long as the company's actions satisfactorily address the concerns underlying the proposal. See, e.g. Masco Corporation (May 29, 1999).

In 1982, the SEC adopted Regulation S-K Item 404 to address disclosure of related-party transactions between a public company reporting with the SEC and its directors, nominees for director, executive officers, significant shareholders, and the immediate family members of each of those groups. On August 29, 2006, the SEC adopted changes to Item 404 and implemented new Regulation S-K Item 407. See Securities Act Rel. No. 8732A (Aug. 29, 2006) (the "Adopting Release").

The SEC stated in the Adopting Release that the purpose of the disclosure requirement set forth in Item 404 "remains unchanged," but that the amendments "streamline and modernize this disclosure requirement, while making it more principles-based" and "clearer and easier to follow." New Item 407(a)(3), however, requires for the first time, for each director or nominee identified as independent, a description – by specific category or type – of any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors of a public company in determining whether the applicable independence standards were met with respect to that director or nominee. Instruction 3 to Item 407(a)(3) goes on to require that

> "[t]he description of the specific categories or types of transactions, relationships or arrangements required by paragraph (a)(3) of this Item [407] must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements."

As a December 31 fiscal-year end company, Honeywell is required to comply with amended Item 404(a) and new Item 407, and will provide the disclosures required by those rules, in our Annual Report on Form 10-K for 2006 and our 2007 Proxy Statement. Finally, as a NYSE-listed company, NYSE Section 303A.02 requires us to disclose in our Proxy Statement the "basis" for our Board's independence determinations, including any determination that a director's relationship is not material. Honeywell's prior proxy disclosures have, and its future proxy disclosures will, comply with both the letter and the intent of the disclosure standards regarding director independence and related party transactions.

In our view, taken together, Items 404(a) and 407(a)(3) and NYSE Section 303A.02 require the Company to make disclosures that satisfactorily address the concerns raised by the Proposal within the meaning of Rule 14a-8(i)(10), as determined by the SEC itself.

Item 404(a) calls for disclosure of specified *important terms* of "transactions" that exceed $120,000, and Instruction 2 to Item 404(a) provides that, "[f]or purposes of paragraph (a) of this Item, a transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships." In the case of financial relationships involving more than $120,000, the SEC has *specifically set forth* both those terms of the relationship that must be disclosed to investors, as well as a general requirement in Item 402(a)(6) to disclose "[a]ny other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the particular circumstances of the particular transaction."

Where the board's consideration of the independence of a director or nominee is at issue, Item 407(a)(3) requires greater disclosures regarding relationships than does Item 404(a). Item 407(a)(3) applies to "any transactions, relationships or arrangements" not disclosed under Item 404(a), and Instruction 3 requires a description of the "specific categories or types" of transactions, relationship or arrangements that were considered by the board in determining director independence "in such detail as is necessary to fully describe the nature of the . . . transactions, relationship or arrangements." Finally, NYSE Section 303A.02 takes a somewhat similar approach by requiring disclosures of the considerations that formed the basis for the board's independence determinations, including by reference to certain "categorical standards" adopted by the board.

The Proponent may argue that the SEC's and the NYSE's disclosure requirements might not in a given case go as far as the independence consideration disclosures requested by the Proposal because those requirements would not require disclosure of the material terms of all relationships between each director nominee deemed to be independent and the Company or its executive officers. As detailed in the Adopting Release, the SEC carefully weighed whether to adopt a more stringent *independence consideration* disclosure standard and determined not to do so. The SEC proposed that Item 407(a)(3) should require disclosure of the "specific details" of each such transaction, relationship, or arrangement. In response to commentators' concerns that the proposal could be read as calling for "extensive detail," the SEC determined that disclosure

of the categories or types of transactions, relationships or arrangements considered by the board would provide an appropriate level of detail to investors.

There is clear precedent for this analysis under the Rule 14a-8(i)(10) mootness exclusion as it relates to SEC disclosure requirements. In Eastman Kodak Company (Feb. 1, 1991), the Staff carefully analyzed for Rule 14a-8(i)(10) purposes a proposal requesting disclosure of the company's environmental fines in relation to the disclosure requirements of Item 103 of Regulation S-K. The proposal in Eastman Kodak Company requested full disclosure of all environmental fines, no matter how small, innocent, or otherwise immaterial. For its part, Item 103 only required disclosure of environmental proceedings "where monetary sanctions may exceed $100,000."

In granting Rule 14a-8(i)(10) relief in Eastman Kodak Company, the Staff specifically noted that the SEC in adopting Item 103 had already called for disclosure of "important" environmental proceedings; that such Item 103 disclosures where sufficient for an investor to "evaluat[e] [a registrant's] environmental compliance and [the] impact on the [registrant's operations]"; and that the SEC had therefore "allow[ed] omission of disclosure about immaterial government proceedings." Finally, the Staff noted with approval the company's position that, "because the Company discloses all fines [required to be disclosed by] Item 103, the information under the proposal (except for de minimis amounts) is currently available through [the company's public filings]."

In addition to Eastman Kodak Company, the Company's request is similar to other Rule 14a-8(i)(10) no-action letters where the Staff has concurred that a proposal may be excluded as moot due to the existence of regulatory requirements that require a public company to make disclosures regarding subjects addressed by the proposal. See, e.g., Honeywell International, Inc. (Feb. 14, 2005) (the Staff concurred that a proposal requesting that the Board establish a policy of expensing in our annual income statement the costs of all future stock options was excludable under Rule 14a-8(i)(10) where the Company was required to comply with revised Financial Accounting Standards Board 123). See, also, Pfizer Inc. (Feb. 15, 2005) (same).

For the foregoing reasons and consistent with the no-action letters identified above, Honeywell requests that the Staff confirm that it may omit the Proposal from its 2007 proxy materials pursuant to Rule 14a-8(i)(10).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2007 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Service Employees International Union
Attn: Steve Abrecht

#310383



November 13, 2006

Thomas F. Larkins
Vice President and Secretary
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

Also via Email: tom.larkins@honeywell.com

And via Facsimile: (973)455-4413

Dear Mr. Larkins:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2006 proxy statement of Honeywell International Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Honeywell shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org



RESOLVED, that shareholders of Honeywell International Inc. ("Honeywell") urge the board of directors to adopt a policy requiring disclosure to shareholders in the proxy statement of the material terms of all relationships between (a) each director nominee deemed to be "independent" within the meaning of section 303A.02 of the New York Stock Exchange's ("NYSE's") Listing Standards, and (b) Honeywell or any of its executive officers, that were considered by the board and/or the Corporate Governance and Responsibility Committee in determining whether such nominee is independent, regardless of whether the relationship is required to be disclosed pursuant to Item 404 of the SEC's *Regulation S-K*. No disclosure shall be required with respect to transactions that are amounts due from a nominee for purchases subject to usual trade terms, for ordinary travel and expense payments, and for other transactions in the ordinary course of business.

SUPPORTING STATEMENT

The listing standards of the NYSE, on which Honeywell's common stock is traded, require that listed company boards of directors and key committees satisfy certain independence requirements in order to ensure that boards effectively represent shareholder interests. Specifically, a majority of directors and all members of the audit, compensation, and governance/nominating committees must be independent.

The NYSE listing standard defines independence as the absence of a "material relationship" with the company; several bright-line tests describe relationships that disqualify a director from being considered independent. However, the listing standard gives boards substantial discretion in evaluating independence beyond those tests, urging that boards "broadly consider all relevant facts and circumstances." The basis for a board's determination that a relationship is not material must be disclosed in the proxy statement. (Section 303A.02, Listed Company Manual)

Honeywell classifies as independent five directors who serve as executive officers of companies with which Honeywell has business relationships: KB Home's CEO Bruce Karatz, Merck's President of US Human Health Bradley Sheares, Telefonos de Mexico's CEO Jaime Chico Pardo, United Parcel Service's CFO D. Scott Davis and Verizon's CEO Ivan Seidenberg. Honeywell's 2006 proxy statement explained that the board deemed the relationships not material because they involved "less than one quarter of one percent of the consolidated gross revenues" of the other companies in each of the past three years and because products and services were purchased or sold by Honeywell on the same terms and conditions as to non-related entities. However, the proxy statement does not provide shareholders with any other information about the relationships.

We believe that more specific disclosure would be beneficial to shareholders in light of the important committee posts occupied by these directors. Karatz, Sheares, and Seidenberg comprise half of the Management Development and Compensation committee, which sets executive pay. Davis serves on the audit committee. Karatz, Pardo, and Seidenberg serve on the Corporate Governance and Responsibility Committee—the very committee that makes recommendations to the full board regarding independence determinations—and Karatz is its chairman.

We urge shareholders to vote for this proposal.

Honeywell

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

RECEIVED
2007 FEB -2 PM 1:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 31, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Supplemental Submission Regarding Omission of a Shareowner Proposal Submitted by the Service Employees International Union

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we are submitting five copies of this letter to supplement the no-action request that we submitted on behalf of the Company on December 21, 2006, regarding the shareowner proposal and statement of support (the "Proposal") submitted to the Company by the Service Employees International Union (the "Proponent"). The purpose of this supplemental submission is to respond to the letter submitted to the Staff by the Proponent, dated January 22, 2007, responding to the Company's no-action request (the "Proponent's Response"). The Company received the Proponent's Response on January 24, 2007.

Honeywell is listed on the New York Stock Exchange (the "NYSE"). Accordingly, it is required to comply with the corporate governance and other listing requirements of the NYSE, including Section 303A.02, which sets forth tests for the independence of directors of listed companies. Section 303A.02(a) contains a subjective test for independence, requiring the board of directors of a listed company to affirmatively determine that the director or director nominee has no material relationship with the listed company. Section 303A.02(b) contains bright-line objective tests for when a director or director nominee will not be independent for purposes of the NYSE's listing standards. For a director or director nominee to be considered independent for purposes of Section 303A.02, a listed company's board must evaluate the independence of a director or director nominee under both the subjective and bright-line objective independence tests. Honeywell complies with Section 303A.02.

The Proponent's Response claims that the Company's compliance with Regulation S-K Item 407(a)(3) will not result in the Company's substantial implementation of the Proposal because, "[i]n evaluating the independence of a nominee, Honeywell's Corporate Governance and Responsibility Committee could consider a relationship between a [director] nominee and a Honeywell executive officer, disclosure of which would not be required under 407(a)(3)." The

Proponent's Response reaches that conclusion by stressing that Item 407(a)(3) requires disclosures of relationships "that were considered by the board of directors under applicable independence definitions," and arguing that the applicable independence definition of NYSE Section 303A.02 "focuses exclusively on the relationships between the nominee and the issuer, not on relationships between the nominee and executive officers of the issuer." The Proponent reiterates this claim by stating that, "if a board considers such a relationship [between a director nominee and executive officers] but decides it is immaterial and does not impair independence, that fact should be disclosed to shareholders [and] Item 407(a)(3) does not currently require that disclosure.".

In the first place, the Proponent's threshold claim that the NYSE's independence criteria "focuses exclusively on the relationships between the nominee and the issuer" is incorrect. The NYSE's own Commentary to Section 303A.02(a) states that, in making independence determinations, boards should "broadly consider all relevant facts and circumstances." Clearly, the very purpose of adopting a subjective independence test requiring boards to "affirmatively determine" that a director nominee is independent was to require boards to make a broad inquiry, including into the director's independence from management. Indeed, the NYSE Commentary specifically highlighted this point in stating that, "as the concern [of the NYSE rules] is independence from management, the [NYSE] does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding." This statement clearly shows that the NYSE's rules are not exclusively focused on the relationships between the director nominee and the issuer.

Moreover, the Proponent's Response also misreads the requirements of Item 407(a)(3), which expressly require Honeywell to describe, for each nominee for director that is identified by the Board as independent, any relationships -- not just those between the director nominee and Honeywell -- not disclosed pursuant to Item 404(a) that were considered by the Board in making its independence determination.

Furthermore, the Proponent's claim that Honeywell must have a policy to disclose the "material terms" of all relationships between any director nominee and Honeywell or any of its executive officers in order to substantially implement the Proposal mischaracterizes the Staff's longstanding view of when a proposal may be "substantially implemented" by actions already taken by management. This is true even if we were to assume, as the Proponent's Response appears to, that Item 407(a)(3) would not call for as extensive disclosures as would the Proposal.

As we stated in our initial no-action submission, it is well established in Staff no-action letters that differences between a company's actions and a shareowner proposal are permitted so long as the company's actions satisfactorily address the underlying concerns of the proposal. <u>See, e.g.,</u> <u>Masco Corporation</u> (Mar. 29, 1999) (finding that a shareowner proposal regarding the adoption of certain qualifications for outside directors could be excluded on the basis of substantial implementation where Masco Corporation had substantially addressed the subject matter of the proposal by adopting a similar, though not identical, set of qualifications for outside directors). We believe that Item 407(a)(3) clearly and explicitly requires Honeywell to make disclosures that satisfactorily address the underlying concerns of the Proposal. Moreover, Staff

no-action letters make it clear that a company may substantially implement a proposal by compliance with a disclosure requirement of the SEC. See, e.g., Eastman Kodak Company (Feb. 1, 1991) (summarized in our initial no-action submission).

For the foregoing reasons, Honeywell reiterates its request that the Staff confirm that it may omit the Proposal from its 2007 proxy materials under Rule 14a-8(i)(10).

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

cc: Steve Abrecht
Service Employees International Union

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 21, 2006

The proposal urges the board to adopt a policy requiring disclosure in the proxy statement of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee is independent.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Ted Yu
Special Counsel

END